Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form F-4 of our report dated April 28, 2014, relating to the financial statements of Celulosa Arauco y Constitución S.A. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of IFRS 11-Joint Arrangements which was applied to the years ended December 31, 2013 and 2012) appearing in the Annual Report on Form 20-F of Celulosa Arauco y Constitución S.A. and subsidiaries for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte Auditores y Consultores Ltda.

October 13, 2014